Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — March	84-2991676
Innovator S&P 500 Power Buffer ETF —March	84-3004536
Innovator S&P 500 Ultra Buffer ETF — March	84-3021257